THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

8 April 2004

ACQUISITION OF AMERSHAM PLC

COMPLETION

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

Amersham and GE are pleased to announce that at the Court hearings held this week, the High Court sanctioned the Scheme and confirmed the reduction of capital which forms part of the Scheme. The Court order confirming the reduction of capital was registered by the Registrar of Companies this morning and, as a result, the Scheme became effective and the Acquisition completed. Accordingly, Amersham will be delisted from the London, New York and Oslo stock exchanges with effect from the next trading day on each exchange and the following board members will cease to be directors with effect from completion: Mr Donald Brydon, Mr George Battersby, Mr David Challen, Mr John-Henrik Johansen, Mr Johan Odfjell, Dr John Patterson, Sir Keith Peters, Mr Jacques Rejeange, Prof Erik Thorsby, Prof Mathias Uhlen and with effect from 31 May, 2004, Mr Giles Kerr.

The Exchange Ratio that will be used to calculate the number of New GE Shares to which holders of Amersham Securities are entitled is 0.4833 and the ADS Exchange Ratio is 2.4165.

The latest date for despatch of General Electric share certificates and payments in respect of fractional entitlements will be 22 April 2004. It is expected that GE CDIs will, where relevant, be credited to CREST accounts later today. The Amersham dividend, to which registered holders of Amersham shares as at 2 April 2004 are entitled, will be paid on 28 May 2004.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 17 February 2004.

Enquiries:

Amersham

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

GE

Bill Cary (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Healthcare)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

Goldman Sachs International

Richard Butland	+44 20 7774 1000

Goldman Sachs International is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.